UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 30, 2014

Commission File Number:  000-50492

LIVEREEL MEDIA CORPORATION
(Translation of registrant's name into English)

130 Adelaide Street West, Suite 1010,
Toronto, Ontario M5H 3P5, Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X ] Form 20-F  [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ]       No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	Financial Statements for Year Ended June 30, 2014

99.2	Management’s Discussion and Analysis

99.3	Form 52-109F1 - Certification of Annual Filing - CEO

99.4	Form 52-109F1 - Certification of Annual Filing - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVEREEL MEDIA CORPORATION

Date: October 22, 2014	By:	"/s/ Henry Kneis"
Henry Kneis Chief Financial Officer

Exhibit Index

99.1	Financial Statements for Year Ended June 30, 2014

99.2	Management’s Discussion and Analysis

99.3	Form 52-109F1 - Certification of Annual Filing - CEO

99.4	Form 52-109F1 - Certification of Annual Filing - CFO